CALAMOS INVESTMENT TRUST

J. Christopher Jackson

Calamos Investments LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

August 22, 2016

Ms. Lisa N. Larkin

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin and Ms. Miller:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 16, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on July 26, 2016. At your request, one such comment is summarized below, and followed by our response. The Registrant shall provide a supplemental letter with regard to the remaining comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please provide an analysis of the factors the Registrant considered in determining which Fund should be the accounting survivor in the Reorganization of Calamos Long/Short Fund (“Long/Short”) into Calamos Phineus Long/Short Fund (“Phineus”), as set forth by the Staff in North American Security Trust 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response. The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes, and as approved by the Phineus and Long/Short Board of Trustees, that the combined fund resulting from the Reorganization will more closely resemble Phineus, and therefore Phineus should be considered the accounting survivor of the Reorganization, for the reasons described in the Registration Statement. In particular, the Registrant notes the following:

•	While Long/Short and Phineus have similar investment strategies, investment objectives and investment restrictions, the combined fund will more closely resemble Phineus in that it will have greater flexibility in implementing its strategy, including with respect to its investments in foreign securities, its ability to hold more concentrated positions and its ability to focus on specific industry sectors. The share classes and expense structures of the two Funds are substantially the same, except that Long/Short has an “R” class that is to be merged into the Phineus Class “I” share class as part of the Reorganization.

•	Michael Grant will be the primary portfolio manager of the combined fund. Mr. Grant was the primary portfolio manager of Phineus prior to the Reorganization, and was not, prior to October 5, 2015 involved in the management of Long/Short. Both Funds are managed by similar portfolio management teams with Michael Grant having significant day to day management responsibilities. This is borne out by comparing the portfolios of the Funds, which have significant overlap.

•	While the Funds’ respective portfolios have significant overlap, Long/Short currently manages a somewhat larger asset base than Phineus. Phineus has experienced asset growth in the period since its launch as a registered investment company (including investments by the Adviser and/or its affiliates), while Long/Short has experienced steady decreases in assets (which redeemed assets include assets invested by the Adviser and/or its affiliates).

* * * * *

We hope that the foregoing response adequately addresses your comment. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Registration Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson

Vice President and Secretary

Calamos Investment Trust

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